Exhibit 99.1

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

Prepared in accordance with U.S. GAAP

		2022					2023					2024
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
VEHICLE VOLUME STATISTICS (in millions)
North America		3.615	3.551	3.600	3.514	14.280	3.884	4.080	3.930	3.718	15.612	4.019	4.126	3.688	11.833
Europe		3.962	3.981	3.560	4.168	15.671	4.618	4.637	3.838	4.410	17.503	4.422	4.305	3.761	12.488
China		6.361	5.485	7.229	7.260	26.335	5.940	6.803	7.628	8.877	29.248	6.455	7.192	7.165	20.812
Other		6.384	6.145	6.709	6.873	26.111	6.970	6.729	6.998	7.147	27.844	6.591	6.646	6.795	20.032
Global		20.322	19.162	21.098	21.815	82.397	21.412	22.249	22.394	24.152	90.207	21.487	22.269	21.409	65.165
Magna Steyr vehicle assembly volumes		0.026	0.032	0.026	0.028	0.112	0.034	0.027	0.023	0.021	0.105	0.022	0.019	0.016	0.057

AVERAGE FOREIGN EXCHANGE RATES
1 Canadian dollar equals U.S. dollars		0.790	0.783	0.765	0.737	0.769	0.740	0.745	0.746	0.735	0.742	0.741	0.731	0.733	0.735
1 euro equals U.S. dollars		1.123	1.064	1.006	1.019	1.053	1.073	1.089	1.088	1.076	1.082	1.085	1.076	1.099	1.087
1 Chinese renminbi equals U.S. dollars		0.158	0.151	0.146	0.140	0.149	0.146	0.143	0.138	0.138	0.141	0.139	0.138	0.140	0.139

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Sales:
Body Exteriors & Structures		4,077	3,947	3,976	4,004	16,004	4,439	4,540	4,354	4,178	17,511	4,429	4,465	4,038	12,932
Power & Vision		3,046	2,888	2,911	3,016	11,861	3,323	3,462	3,745	3,775	14,305	3,842	3,926	3,837	11,605
Seating Systems		1,376	1,253	1,295	1,345	5,269	1,486	1,603	1,529	1,429	6,047	1,455	1,455	1,379	4,289
Complete Vehicles		1,275	1,403	1,213	1,330	5,221	1,626	1,526	1,185	1,201	5,538	1,383	1,242	1,159	3,784
Corporate & Other		(132)	(129)	(127)	(127)	(515)	(201)	(149)	(125)	(129)	(604)	(139)	(130)	(133)	(402)
Sales		9,642	9,362	9,268	9,568	37,840	10,673	10,982	10,688	10,454	42,797	10,970	10,958	10,280	32,208
Costs and expenses:
Cost of goods sold		8,400	8,259	8,126	8,403	33,188	9,416	9,544	9,264	8,961	37,185	9,642	9,494	8,828	27,964
Selling, general and administrative		386	410	387	477	1,660	488	505	491	566	2,050	516	523	487	1,526
Equity income		(20)	(25)	(27)	(17)	(89)	(33)	(36)	(40)	(3)	(112)	(34)	(9)	(13)	(56)
Adjusted EBITDA		876	718	782	705	3,081	802	969	973	930	3,674	846	950	978	2,774
Depreciation		357	348	330	338	1,373	353	353	358	372	1,436	377	373	384	1,134
Adjusted EBIT		519	370	452	367	1,708	449	616	615	558	2,238	469	577	594	1,640
Amortization of acquired intangible assets		12	12	11	11	46	12	13	32	31	88	28	28	28	84
Other expense (income), net	1	61	426	23	193	703	142	86	(4)	164	388	356	68	(188)	236
Interest expense, net		26	20	18	17	81	20	34	49	53	156	51	54	54	159
Income (loss) from operations before income taxes		420	(88)	400	146	878	275	483	538	310	1,606	34	427	700	1,161
Income tax expense		41	57	104	35	237	58	129	121	12	320	8	99	192	299
Net income (loss)		379	(145)	296	111	641	217	354	417	298	1,286	26	328	508	862
Income attributable to non-controlling interests		(15)	(11)	(7)	(16)	(49)	(8)	(15)	(23)	(27)	(73)	(17)	(15)	(24)	(56)
Net income (loss) attributable to Magna International Inc.		364	(156)	289	95	592	209	339	394	271	1,213	9	313	484	806

Diluted earnings (loss) per common share		$1.22	$(0.54)	$1.00	$0.33	$2.03	$0.73	$1.18	$1.37	$0.94	$4.23	$0.03	$1.09	$1.68	$2.81

Weighted average number of Common Shares outstanding during the period (in millions):		298.1	291.1	288.5	286.3	291.2	286.6	286.3	286.8	286.6	286.6	287.1	287.3	287.3	287.2

NON-GAAP MEASURES
Adjusted EBITDA		876	718	782	705	3,081	802	969	973	930	3,674	846	950	978	2,774
Adjusted EBIT	2	519	370	452	367	1,708	449	616	615	558	2,238	469	577	594	1,640
Adjusted net income attributable to Magna International Inc.	2	393	253	317	270	1,233	329	441	419	383	1,572	311	389	369	1,069
Adjusted Diluted earnings per common share	2	$1.32	$0.87	$1.10	$0.94	$4.24	$1.15	$1.54	$1.46	$1.33	$5.49	$1.08	$1.35	$1.28	$3.72

PROFITABILITY RATIOS
Selling, general and administrative /Sales		4.0%	4.4%	4.2%	5.0%	4.4%	4.6%	4.6%	4.6%	5.4%	4.8%	4.7%	4.8%	4.7%	4.7%
Adjusted EBIT /Sales		5.4%	4.0%	4.9%	3.8%	4.5%	4.2%	5.6%	5.8%	5.3%	5.2%	4.3%	5.3%	5.8%	5.1%
Income (loss) from operations before income taxes /Sales		4.4%	-0.9%	4.3%	1.5%	2.3%	2.6%	4.4%	5.0%	3.0%	3.8%	0.3%	3.9%	6.8%	3.6%
Effective tax rate
Reported		9.8%	-64.8%	26.0%	24.0%	27.0%	21.1%	26.7%	22.5%	3.9%	19.9%	23.5%	23.2%	27.4%	25.8%
Excluding Other expense (income) and amortization, net of taxes and valuation allowance adjustments		17.2%	24.6%	25.3%	18.3%	21.2%	21.4%	21.6%	21.9%	18.8%	21.0%	21.5%	22.8%	27.2%	24.0%

Q3 2024 Financial Review of Magna International Inc.	Page 1 of 8	Prepared as at 10/31/24

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(United States dollars in millions) (Unaudited)

	2022				2023				2024
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q
FUNDS EMPLOYED
Current assets:
Accounts receivable	7,006	6,764	7,082	6,791	7,959	8,556	8,477	7,881	8,379	8,219	8,377
Inventories	4,258	4,064	4,108	4,180	4,421	4,664	4,751	4,606	4,511	4,466	4,592
Prepaid expenses and other	310	262	269	320	367	455	387	352	399	314	303
	11,574	11,090	11,459	11,291	12,747	13,675	13,615	12,839	13,289	12,999	13,272
Current liabilities:
Accounts payable	6,845	6,443	6,624	6,999	7,731	7,984	7,911	7,842	7,855	7,639	7,608
Accrued salaries and wages	879	766	810	850	822	858	900	912	883	862	962
Other accrued liabilities	2,123	2,096	1,986	2,118	2,526	2,637	2,537	2,626	2,728	2,650	2,642
Income taxes payable (receivable)	190	136	97	93	9	(14)	33	125	132	79	176
	10,037	9,441	9,517	10,060	11,088	11,465	11,381	11,505	11,598	11,230	11,388

Working capital	1,537	1,649	1,942	1,231	1,659	2,210	2,234	1,334	1,691	1,769	1,884

Investments	1,487	1,375	1,323	1,429	1,390	1,287	1,311	1,273	1,195	1,161	1,165
Fixed assets, net	8,090	7,723	7,470	8,173	8,304	8,646	8,778	9,618	9,545	9,623	9,836
Goodwill, other assets and intangible assets	3,544	3,353	3,280	3,576	3,640	4,733	4,726	4,962	4,646	4,709	4,865
Operating lease right-of-use assets	1,667	1,587	1,545	1,595	1,638	1,667	1,696	1,744	1,733	1,688	1,780
Funds employed	16,325	15,687	15,560	16,004	16,631	18,543	18,745	18,931	18,810	18,950	19,530
FINANCING
Straight debt:
Cash and cash equivalents	(1,996)	(1,664)	(1,102)	(1,234)	(2,429)	(1,281)	(1,022)	(1,198)	(1,517)	(999)	(1,061)
Short-term borrowings	-	-	-	8	4	150	2	511	838	848	828
Long-term debt due within one year	127	105	95	654	668	1,426	1,398	819	824	65	65
Long-term debt	3,501	3,408	3,325	2,847	4,500	4,159	4,135	4,175	4,549	4,863	4,916
Current portion of operating lease liabilities	276	270	266	276	285	303	384	399	306	306	319
Operating lease liabilities	1,369	1,294	1,254	1,288	1,318	1,345	1,289	1,319	1,407	1,378	1,458
	3,277	3,413	3,838	3,839	4,346	6,102	6,186	6,025	6,407	6,461	6,525
Long-term employee benefit liabilities	686	651	617	548	563	579	564	591	584	564	571
Other long-term liabilities	374	390	397	461	451	448	453	475	471	507	339
Deferred tax assets, net	(51)	(111)	(138)	(179)	(218)	(242)	(210)	(437)	(576)	(592)	(592)
	1,009	930	876	830	796	785	807	629	479	479	318
Shareholders' equity	12,039	11,344	10,846	11,335	11,489	11,656	11,752	12,277	11,924	12,010	12,687
	16,325	15,687	15,560	16,004	16,631	18,543	18,745	18,931	18,810	18,950	19,530

ASSET UTILIZATION RATIOS
Days in accounts receivable	65.4	65.0	68.8	63.9	67.1	70.1	71.4	67.8	68.7	67.5	73.3
Days in accounts payable	73.3	70.2	73.4	75.0	73.9	75.3	76.9	78.8	73.3	72.4	77.6
Inventory turnover - cost of goods sold	7.9	8.1	7.9	8.0	8.5	8.2	7.8	7.8	8.5	8.5	7.7
Working capital turnover	25.1	22.7	19.1	31.1	25.7	19.9	19.1	31.3	25.9	24.8	21.8
Total asset turnover	2.4	2.4	2.4	2.4	2.6	2.4	2.3	2.2	2.3	2.3	2.1

CAPITAL STRUCTURE
Straight debt	20.1%	21.8%	24.7%	24.0%	26.1%	32.9%	33.0%	31.8%	34.1%	34.1%	33.4%
Long-term employee benefit liabilities, other long-term liabilities & deferred tax liabilities, net	6.2%	5.9%	5.6%	5.2%	4.8%	4.2%	4.3%	3.3%	2.5%	2.5%	1.6%
Shareholders' equity	73.7%	72.3%	69.7%	70.8%	69.1%	62.9%	62.7%	64.9%	63.4%	63.4%	65.0%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Debt to total capitalization	30.5%	30.9%	31.3%	30.9%	37.1%	38.8%	38.0%	37.0%	39.9%	38.3%	37.4%

ANNUALIZED RETURNS
Adjusted Return on equity (Adjusted Net income attributable to Magna International Inc. / Average shareholders' equity)	13.6%	8.7%	11.4%	9.7%	11.5%	15.2%	14.3%	12.8%	10.3%	13.0%	12.0%
Adjusted Return on Invested Capital (Adjusted Annualized after-tax operating profits / Invested capital)	10.6%	7.0%	8.6%	7.6%	8.7%	11.0%	10.3%	9.6%	7.8%	9.4%	9.0%

Q3 2024 Financial Review of Magna International Inc.	Page 2 of 8	Prepared as at 10/31/24

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States dollars in millions) (Unaudited)

		2022					2023					2024
	Note	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
Cash provided from (used for):
Operating activities
Net income (loss)		379	(145)	296	111	641	217	354	417	298	1,286	26	328	508	862
Items not involving current cash flows		370	705	295	406	1,776	351	525	404	362	1,642	565	353	277	1,195
		749	560	591	517	2,417	568	879	821	660	2,928	591	681	785	2,057
Changes in operating assets and liabilities		(569)	(139)	(353)	739	(322)	(341)	(332)	(24)	918	221	(330)	55	(58)	(333)

Cash provided from operating activities		180	421	238	1,256	2,095	227	547	797	1,578	3,149	261	736	727	1,724

Investment activities
Fixed asset additions		(238)	(329)	(364)	(750)	(1,681)	(424)	(502)	(630)	(944)	(2,500)	(493)	(500)	(476)	(1,469)
Increase in investments, other assets and intangible assets		(64)	(80)	(125)	(186)	(455)	(101)	(96)	(176)	(189)	(562)	(125)	(170)	(115)	(410)
Net cash inflow (outflow) from disposal of facilities	1(e), 1(g)	6	-	-	-	6	(25)	-	(23)	-	(48)	4	-	78	82
(Decrease) increase in public and private equity investments		(2)	(2)	(25)	-	(29)	-	(3)	(7)	(1)	(11)	(23)	2	(1)	(22)
Proceeds from disposition		23	40	41	20	124	19	44	32	27	122	87	57	38	182
Business combinations		-	-	-	(3)	(3)	-	(1,475)	-	(29)	(1,504)	(30)	(56)	-	(86)
Cash used for investment activities		(275)	(371)	(473)	(919)	(2,038)	(531)	(2,032)	(804)	(1,136)	(4,503)	(580)	(667)	(476)	(1,723)

Financing activities
Net issues (repayments) of debt		(328)	(31)	(10)	(22)	(391)	1,636	544	(135)	(119)	1,926	757	(416)	(47)	294
Common Shares issued on exercise of stock options		4	-	1	3	8	6	-	8	6	20	30	-	-	30
Repurchase of Common Shares		(383)	(212)	(180)	(5)	(780)	(9)	(2)	-	(2)	(13)	(3)	(2)	-	(5)
Tax withholdings on vesting of equity awards		(14)	(1)	-	-	(15)	(9)	(1)	-	(1)	(11)	(4)	(1)	-	(5)
Contributions to subsidiaries by non-controlling interests		-	5	-	-	5	-	-	-	11	11	-	-	-	-
Dividends paid to non-controlling interests		-	(12)	(10)	(24)	(46)	(7)	(24)	(18)	(25)	(74)	-	(26)	(10)	(36)
Dividends paid		(133)	(130)	(125)	(126)	(514)	(132)	(129)	(128)	(133)	(522)	(134)	(134)	(138)	(406)
Cash provided from (used for) financing activities		(854)	(381)	(324)	(174)	(1,733)	1,485	388	(273)	(263)	1,337	646	(579)	(195)	(128)
Effect of exchange rate changes on cash and cash equivalents		(3)	(1)	(3)	(31)	(38)	14	(51)	21	(3)	(19)	(8)	(8)	6	(10)

Net (decrease) increase in cash and cash equivalents, during the period		(952)	(332)	(562)	132	(1,714)	1,195	(1,148)	(259)	176	(36)	319	(518)	62	(137)

Cash and cash equivalents, beginning of period		2,948	1,996	1,664	1,102	2,948	1,234	2,429	1,281	1,022	1,234	1,198	1,517	999	1,198
Cash and cash equivalents, end of period		1,996	1,664	1,102	1,234	1,234	2,429	1,281	1,022	1,198	1,198	1,517	999	1,061	1,061

Q3 2024 Financial Review of Magna International Inc.	Page 3 of 8	Prepared as at 10/31/24

FINANCIAL REVIEW OF MAGNA INTERNATIONAL INC.

(United States dollars in millions, except per share figures) (Unaudited)

This Analyst should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023.

Note 1: OTHER EXPENSE (INCOME), NET

Other expense (income), net consists of:

		2022					2023					2024
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
Impacts related to Fisker Inc. [“Fisker”]	[a]	-	-	-	-	-	-	-	-	-	-	316	19	(189)	146
Restructuring activities	[b]	-	-	-	22	22	118	(35)	(1)	66	148	38	55	-	93
Investment revaluations, (gains) losses on sales, and impairments	[c]	61	50	9	101	221	24	98	(19)	98	201	2	3	1	6
Gain on business combination	[d]	-	-	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Impairments and loss on sale of operations in Russia	[e]	-	376	-	-	376	-	-	16	-	16	-	-	-	-
Veoneer AS transaction costs	[f]	-	-	-	-	-	-	23	-	-	23	-	-	-	-
Loss on sale of business	[g]	-	-	-	58	58	-	-	-	-	-	-	-	-	-
Impairments	[h]	-	-	14	12	26	-	-	-	-	-	-	-	-	-
		61	426	23	193	703	142	86	(4)	164	388	356	68	(188)	236

[a]	Impacts related to Fisker Inc. [“Fisker”]

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. In connection with this, the Company recorded impairment charges on its Fisker related assets during the year, as well as restructuring charges in the first quarter of 2024. In the course of such bankruptcy proceedings, the Company terminated its manufacturing agreement for the Fisker Ocean SUV during the third quarter of 2024, as a result of which the Company recognized $196 million of previously deferred revenue related to its Fisker warrants.

Impairment of Fisker related assets:

During the first quarter of 2024, the Company recorded a $261 million impairment charge on its Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures. In connection with purchase obligations and supplier settlements related to the Fisker program, the Company recorded an additional $19 million of charges in the second quarter of 2024, and $7 million of charges in the third quarter of 2024. For the nine months ended September 30, 2024, impairment charges totaled $287 million [$225 million after tax] on the Company's Fisker related assets.

Impairment of Fisker warrants and recognition of related deferred revenue:

Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock in connection with our agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter. During the first quarter of 2024, Magna recorded a $33 million [$25 million after tax] impairment charge on these warrants reducing the value of the warrants to nil. When the warrants were issued and the vesting provisions realized, the Company recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities. Portions of this deferred revenue were recognized in income as performance obligations were satisfied. During the third quarter of 2024, the agreement for manufacturing of the Fisker Ocean SUV was terminated, and the Company recognized the remaining $196 million of previously deferred revenue in income. Relevant bankruptcy protection laws had prevented the earlier termination of the agreement and the recognition of the related deferred revenue by the Company.

Restructuring:

In the first quarter of 2024, the Company recorded additional restructuring charges of $22 million in its Complete Vehicles segment in connection with its Fisker related assembly operations.

Q3 2024 Financial Review of Magna International Inc.	Page 4 of 8	Prepared as at 10/31/24

[b]	Restructuring activities

	2022					2023					2024
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
Power & Vision	-	-	-	22	22	105	(44)	(1)	57	117	-	55	-	55
Complete Vehicles	-	-	-	-	-	-	-	-	-	-	26	-	-	26
Body Exteriors & Structures	-	-	-	-	-	13	9	-	9	31	12	-	-	12
	-	-	-	22	22	118	(35)	(1)	66	148	38	55	-	93

During the second quarter of 2024, the Company recorded $35 million of restructuring charges associated with its acquisition of the Veoneer Active Safety Business [“Veoneer AS”], and $20 million of restructuring charges related to plant closures in its Power & Vision Segment. During the second and third quarter of 2023, the Company’s Power & Vision segment recorded a $10 million and $8 million gain on the sale of a building as a result of restructuring activities, respectively. During the second quarter of 2023, the Company’s Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure.

[c]	Investment revaluations, (gains) losses on sales, and impairments

The Company revalues its public and private equity investments and certain public company warrants every quarter. The gains and losses related to this revaluation, as well as gain and losses on disposition, are primarily recorded in Corporate. In the second quarter of 2023, the Company recorded a non-cash impairment charge of $85 million on a private equity investment and related long-term receivables within Other assets in its Corporate segment.  In the fourth quarter of 2023, the Company also recorded a non-cash impairment charge of $5 million on a private equity investment in its Power & Vision segment.

[d]	Gain on business combination

During the second quarter of 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million.

[e]	Impairments and loss on sale of operations in Russia

As a result of the expected lack of future cashflows and the continuing uncertainties connected with the Russian economy, during the second quarter of 2022, the Company recorded a $376 million impairment charge related to its investment in Russia. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and our Seating Systems segments, respectively.

During the third quarter of 2023, the Company completed the sale of all of its investments in Russia resulting in a loss of $16 million including a net cash outflow of $23 million.

[f]	Veoneer AS transaction costs

During 2023, the Company incurred $23 million of transaction costs related to the acquisition of the Veoneer Active Safety Business.

[g]	Loss on sale of business

During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, the Company was contractually obligated to provide the buyer with up to $42 million of funding, resulting in a loss of $58 million. During the first quarter of 2023, the Company completed the sale of this operation which resulted in a net cash outflow of $25 million.

[h]	Impairments

	2022					2023					2024
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
Body Exteriors & Structures	-	-	10	12	22	-	-	-	-	-	-	-	-	-
Power & Vision	-	-	4	-	4	-	-	-	-	-	-	-	-	-
	-	-	14	12	26	-	-	-	-	-	-	-	-	-

Q3 2024 Financial Review of Magna International Inc.	Page 5 of 8	Prepared as at 10/31/24

Note 2: NON-GAAP MEASURES

The Company presents Adjusted EBIT (Earnings before interest, taxes, Other expense (income), net and amortization of acquired intangible assets); Adjusted Net Income (Net Income before Other expense (income), net, net of tax excluding significant income tax valuation allowance adjustments, and amortization of acquired intangible assets); Adjusted Diluted Earnings per Share; Adjusted EBIT as a percentage of sales; Adjusted Return on Invested Capital; and Adjusted Return on Equity. The Company presents these financial figures because such measures are widely used by analysts and investors in evaluating the operating performance of the Company.  However, such measures do not have any standardized meaning under U.S. generally accepted accounting principles and may not be comparable to the calculation of similar measures by other companies.

The following table reconciles Income (loss) from operations before income taxes to Adjusted EBIT:

	2022					2023					2024
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
Income (loss) from operations before income taxes	420	(88)	400	146	878	275	483	538	310	1,606	34	427	700	1,161
Exclude:
Amortization of acquired intangible assets	12	12	11	11	46	12	13	32	31	88	28	28	28	84
Other expense (income), net	61	426	23	193	703	142	86	(4)	164	388	356	68	(188)	236
Interest expense, net	26	20	18	17	81	20	34	49	53	156	51	54	54	159
Adjusted EBIT	519	370	452	367	1,708	449	616	615	558	2,238	469	577	594	1,640

The following table shows the calculation of Adjusted Return on Invested Capital:

	2022				2023				2024
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q
Net income (loss)	379	(145)	296	111	217	354	417	298	26	328	508
Add (deduct):
Interest expense, net	26	20	18	17	20	34	49	53	51	54	54
Amortization of acquired intangible assets	12	12	11	11	12	13	32	31	28	28	28
Other expense (income), net	61	426	23	193	142	86	(4)	164	356	68	(188)
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(19)	(34)	(11)	(32)	(38)	(4)	(14)	(46)	(93)	(32)	30
Adjustments to Deferred Tax Valuation Allowances	(29)	-	-	-	-	-	-	(47)	-	-	-
Adjusted After-tax operating profits	430	279	337	300	353	483	480	453	368	446	432

Total Assets	28,822	27,283	26,667	27,789	30,654	31,837	31,675	32,255	32,678	31,986	32,790
Excluding:
Cash and cash equivalents	(1,996)	(1,664)	(1,102)	(1,234)	(2,429)	(1,281)	(1,022)	(1,198)	(1,517)	(999)	(1,061)
Deferred tax assets	(464)	(491)	(488)	(491)	(506)	(535)	(527)	(621)	(753)	(807)	(811)
Less Current Liabilities	(10,440)	(9,816)	(9,878)	(10,998)	(12,045)	(13,358)	(13,165)	(13,234)	(13,566)	(12,449)	(12,600)
Excluding:
Short-term borrowing	-	-	-	8	4	150	2	511	838	848	828
Long-term debt due within one year	127	105	95	654	668	1,426	1,398	819	824	65	65
Current portion of operating lease liabilities	276	270	266	276	285	303	384	399	306	306	319
Invested Capital	16,325	15,687	15,560	16,004	16,631	18,542	18,745	18,931	18,810	18,950	19,530

Adjusted After-tax operating profits	430	279	337	300	353	483	480	453	368	446	432
Average Invested Capital	16,185	16,006	15,624	15,782	16,318	17,587	18,644	18,838	18,871	18,880	19,240
Adjusted Return on Invested Capital	10.6%	7.0%	8.6%	7.6%	8.7%	11.0%	10.3%	9.6%	7.8%	9.4%	9.0%

Q3 2024 Financial Review of Magna International Inc.	Page 6 of 8	Prepared as at 10/31/24

Note 2: NON-GAAP MEASURES (Continued)

The following table shows the calculation of Adjusted Return on Equity:

	2022				2023				2024
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q
Net income (loss) attributable to Magna International Inc.	364	(156)	289	95	209	339	394	271	9	313	484
Add (deduct):
Amortization of acquired intangible assets	12	12	11	11	12	13	32	31	28	28	28
Other expense (income), net	61	426	23	193	142	86	(4)	164	356	68	(188)
Tax effect on Amortization of acquired intangible assets and Other expense, net	(15)	(29)	(6)	(29)	(34)	3	(3)	(36)	(82)	(20)	45
Adjustments to Deferred Tax Valuation Allowances	(29)	-	-	-	-	-	-	(47)	-	-	-
Adjusted Net income (loss) attributable to Magna International Inc.	393	253	317	270	329	441	419	383	311	389	369
Average Shareholder's Equity	11,599	11,692	11,095	11,091	11,412	11,573	11,704	12,015	12,101	11,967	12,349
Adjusted Return on Equity	13.6%	8.7%	11.4%	9.7%	11.5%	15.2%	14.3%	12.8%	10.3%	13.0%	12.0%

The following table reconciles Net income (loss) attributable to Magna International Inc. to Adjusted net income attributable to Magna International Inc.:

		2022					2023					2024
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
Net income (loss) attributable to Magna International Inc.		364	(156)	289	95	592	209	339	394	271	1,213	9	313	484	806
Exclude:
Amortization of acquired intangible assets		10	10	9	9	38	10	11	25	25	71	22	23	22	67
Impacts related to Fisker Inc. [“Fisker”]		-	-	-	-	-	-	-	-	-	-	247	15	(140)	122
Investment revaluations, (gains) losses on sales, and impairments		48	38	7	75	168	18	95	(14)	74	173	1	2	3	6
Restructuring activities		-	-	-	22	22	92	(26)	(2)	60	124	32	45	-	77
Gain on business combination		-	-	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Impairments and loss on sale of operations in Russia		-	361	-	-	361	-	-	16	-	16	-	-	-	-
Veoneer AS transaction costs		-	-	-	-	-	-	22	-	-	22	-	-	-	-
Impairments		-	-	12	12	24	-	-	-	-	-	-	-	-	-
Net losses on the sale of business		-	-	-	57	57	-	-	-	-	-	-	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[i]	(29)	-	-	-	(29)	-	-	-	(47)	(47)	-	-	-	-
Adjusted net income attributable to Magna International Inc.		393	253	317	270	1,233	329	441	419	383	1,572	311	389	369	1,069

The following table reconciles diluted earnings (loss) per common share to Adjusted diluted earnings per common share:

		2022					2023					2024
		1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
Diluted earnings (loss) per common share		$1.22	$(0.54)	$1.00	$0.33	$2.03	$0.73	$1.18	$1.37	$0.95	$4.23	$0.03	1.09	1.68	$2.81
Exclude:
Amortization of acquired intangible assets		0.04	0.03	0.03	0.03	0.13	0.04	0.04	0.09	0.09	0.25	0.08	0.08	0.08	0.23
Impacts related to Fisker Inc. [“Fisker”]		-	-	-	-	-	-	-	-	-	-	0.86	0.05	(0.49)	0.42
Investment revaluations, (gains) losses on sales, and impairments		0.16	0.13	0.03	0.26	0.58	0.07	0.33	(0.06)	0.25	0.60	-	0.01	0.01	0.02
Restructuring activities		-	-	-	0.08	0.08	0.31	(0.09)	-	0.20	0.43	0.11	0.15	-	0.27
Gain on business combination		-	-	-	-	-	-	-	-	-	-	-	(0.03)	-	(0.03)
Impairments and loss on sale of operations in Russia		-	1.24	-	-	1.24	-	-	0.06	-	0.06	-	-	-	-
Veoneer AS transaction costs		-	-	-	-	-	-	0.08	-	-	0.08	-	-	-	-
Impairments		-	-	0.04	0.04	0.08	-	-	-	-	-	-	-	-	-
Net losses on the sale of business		-	-	-	0.20	0.20	-	-	-	-	-	-	-	-	-
Adjustments to Deferred Tax Valuation Allowance	[i]	(0.10)	-	-	-	(0.10)	-	-	-	(0.16)	(0.16)	-	-	-	-
Adjusted diluted earnings per common share		$1.32	$0.87	$1.10	$0.94	$4.24	$1.15	$1.54	$1.46	$1.33	$5.49	$1.08	$1.35	$1.28	$3.72

[i]    Adjustments to Deferred Tax Valuation Allowance

The Company records quarterly adjustments to the valuation allowance against its deferred tax assets in continents like North America, Europe, Asia, and South America. The net effect of these adjustments is a reduction to income tax expense.

Q3 2024 Financial Review of Magna International Inc.	Page 7 of 8	Prepared as at 10/31/24

Note 3: SEGMENTED INFORMATION

	2022					2023					2024
	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	4th Q	TOTAL	1st Q	2nd Q	3rd Q	TOTAL
Body Exteriors & Structures
Sales	4,077	3,947	3,976	4,004	16,004	4,439	4,540	4,354	4,178	17,511	4,429	4,465	4,038	12,932
Adjusted EBIT	231	194	227	200	852	272	394	358	280	1,304	298	341	273	912
Adjusted EBIT as a percentage of sales	5.7%	4.9%	5.7%	5.0%	5.3%	6.1%	8.7%	8.2%	6.7%	7.4%	6.7%	7.6%	6.8%	7.1%

Power & Vision
Sales	3,046	2,888	2,911	3,016	11,861	3,323	3,462	3,745	3,775	14,305	3,842	3,926	3,837	11,605
Adjusted EBIT	163	99	124	116	502	92	124	221	231	668	98	198	279	575
Adjusted EBIT as a percentage of sales	5.4%	3.4%	4.3%	3.8%	4.2%	2.8%	3.6%	5.9%	6.1%	4.7%	2.6%	5.0%	7.3%	5.0%

Seating Systems
Sales	1,376	1,253	1,295	1,345	5,269	1,486	1,603	1,529	1,429	6,047	1,455	1,455	1,379	4,289
Adjusted EBIT	50	3	37	14	104	37	67	70	44	218	52	53	51	156
Adjusted EBIT as a percentage of sales	3.6%	0.2%	2.9%	1.0%	2.0%	2.5%	4.2%	4.6%	3.1%	3.6%	3.6%	3.6%	3.7%	3.6%

Complete Vehicles
Sales	1,275	1,403	1,213	1,330	5,221	1,626	1,526	1,185	1,201	5,538	1,383	1,242	1,159	3,784
Adjusted EBIT	50	63	65	57	235	52	34	(5)	43	124	27	20	27	74
Adjusted EBIT as a percentage of sales	3.9%	4.5%	5.4%	4.3%	4.5%	3.2%	2.2%	-0.4%	3.6%	2.2%	2.0%	1.6%	2.3%	2.0%

Corporate and other
Intercompany eliminations	(132)	(129)	(127)	(127)	(515)	(201)	(149)	(125)	(129)	(604)	(139)	(130)	(133)	(402)
Adjusted EBIT	25	11	(1)	(20)	15	(4)	(3)	(29)	(40)	(76)	(6)	(35)	(36)	(77)

Total
Sales	9,642	9,362	9,268	9,568	37,840	10,673	10,982	10,688	10,454	42,797	10,970	10,958	10,280	32,208
Adjusted EBIT	519	370	452	367	1,708	449	616	615	558	2,238	469	577	594	1,640
Adjusted EBIT as a percentage of sales	5.4%	4.0%	4.9%	3.8%	4.5%	4.2%	5.6%	5.8%	5.3%	5.2%	4.3%	5.3%	5.8%	5.1%

Q3 2024 Financial Review of Magna International Inc.	Page 8 of 8	Prepared as at 10/31/24